UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 1, 2022

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In the Matter of

Emerald Health Bioceuticals Inc.
5910 Pacific Center Boulevard
Suite 300
San Diego, CA 92121

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11156

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      Emerald Health Bioceuticals Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on September 1, 2022.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief